CYIOS Corporation

1300 Pennsylvania Avenue, Suite 700

Washington, DC 20004

August 27, 2010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attn: Robert W. Errett

Re: CYIOS Corporation

File No. 333-165941

Mr. Errett:

We have responded on the following numbered pages to the SEC comments dated July 29st, 2010 in connection to the reference file No. above.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/

Timothy Carnahan

Chief Executive Officer and President

General

1. Please clarify in the “Summary” and “Plan of Distribution” sections in your registration statement whether the floor price restriction applies only during the five trading day period.

We have added the following language in the “Summary” and “Plan of Distribution” sections of the registration statements: “The floor price restriction only applies to the five day trading period then the transaction is closed. Also note, there is an ownership limit of 4.99% (see section 2.1(b) of the DEFA), neither the company’s right to waive the floor price and/or the ownership limit of 4.99% can impact the price at which the company can put the shares to the investor (Auctus).” Please see page 1-5 and top of page 1-26 for the revisions.

2. We note that the amount of shares you have outstanding changed from 35,148,877 to 40,460,782, a difference of 5,311,905 shares…..Also, if any shares you issued since the end of your last fiscal year were unregistered sales of securities, please include the disclosures required under Item 701 of Regulation S-K…..

The shares disclosed as outstanding was an error. We included 4,761,905 of shares that are in “reserve” for the convertible Note Payable in the amount $50,000. The actual amount of common shares outstanding as of June 30, 2010 is 35,698,877. We revised the amounts to disclose the correct amount of shares outstanding. Please note that the “Dilution” Section to show that 39,198,877 shares will be outstanding in the event that all the shares being registered will be sold and this amount is correct. For the quarter ended March 31, 2010 we issued 5,550,000 and for the quarter ended June 30, 2010 we issued no shares of stock. Please see pages 1-5, 1-13, 1-20, 1-20, 1-21, 1-26, and 1-42 for the revised amount of shares outstanding at June 30, 2010. The shares issued since the end of last fiscal year were not unregistered sales of securities; the shares issued were issued as S-8 shares.

3. We note in your Articles of Incorporation that you filed as exhibit 3.1 that you have 20,000,000 shares of common stock authorized. However, throughout the filing and in the legal opinion, you reflect that you have 100,000,000 shares authorized. Please advise.

We have added the missing pages to our Articles of Incorporation.

Prospectus Cover Page

4. We note you response to comment 6 from our letter dated June 21, 2010. As previously requested, please revise the first paragraph of your cover letter to indicate that the registration statement covers the offer and possible sale of approximately $87,500 base on recent market prices.

We made appropriate changes to cover page of the registration statement. The amount of $140,000 has been added to the cover page because this is the actual amount of proceeds that would be made if all 3,500,000 shares were sold at the going market price of $.04 per share (August 18, 2010). Please see page iv.

The Transaction with Auctus page 1-3

5. We note your response to comment 7 from our letter dated June 21, 2010. As previously requested since you have indicated that it is somewhat unlikely that you will receive the full $7,000,000, please explain why you chose the particular dollar amount of the equity financing.

We have further explained how the $7,000,000 was determined on page 1-4. This is simply the amount that was offered by Auctus to our Company.

We are registering an aggregate of 3,500,000 shares page 1-8

6. We note your response to comment 9 from our letter dated June 21, 2010. In your response you indicate that there is a “transaction example” on page 1-5, however, we are unable to locate the example you are referring to. Please advise. Also, please indicate that Auctus’ ability to sell shares during the pricing period could cause the price of you shares to fall substantially because your trading volume is generally low and yo have the ability to waive the floor price for the shares Auctus may sell. Please make similar revisions to your “Plan of Distribution” section.

We made an error in noting that we have a “transaction example” as we have not included a “transaction example”. We have also updated the “Plan of Distribution” section to include the following disclosure: “Auctus’ ability to sell shares during the pricing period could cause the price of our shares to fall substantially because our trading volume is generally low and we have the ability to waive the floor price for the shares Auctus may sell.” Please see pages 1-13, 1-14, and 1-27 for these revisions.

Resulting dilutive risk ….. Auctus will pay less than market, page 1-10

7. We note your response to comment 10. Please state in first paragraph that Auctus ability to sell shares during pricing period could cause the price of shares to fall substantially because your trading volume is generally low and you have the ability to waive the floor price for the shares Auctus may sell.

We have revised this wording in the S-1 to include the statement mentioned above. Please see page 1-13 for the revision.

Item 4—Use of Proceeds 1-14

8. We note in your response to comment 12 from our letter dated June 31, 2010. We note that a substantial sum of your offering expenses is for marketing and cost of sales and that your ultimate proceeds would equal zero. Please note that your offering expenses should only include marketing expenses that you incur in connection with the issuance and distribution of the securities to be registered. If the marketing expenses indentified in the table are expenses you will incur as part of your normal business operations, then they should not be included under “offering expenses”.

We have revised the table to include only the expenses pertaining to the offering and all expenses incurred in connection with normal business operations have been removed. Please see the revised table on page 1-19.

9. Please revise the table to account for the discounted market price that you will actually receive for your shares rather than using the full market price of you stock to calculate the amount of gross proceeds you will receive before expenses.

We have updated the table to include the amount that we will actually receive. As of August 4, 2010, our market price was $.04 per share, so the discounted market price will be $.0376 (94% of $.04). Thus, the total proceeds to our company would be $131,600 if all 3,500,000 shares were sold. See pages 1-20, 1-21, 1-22 and 1-23 for revised tables.

Item 6—Dilution, page 1-22

10. We note your response to comment 13 from our letter dated June 21, 2010. Under the second paragraph of each subheading on page 1-15 and on page 1-16, please revise the amounts to reflect that the investor paid a discount market price.

We have revised the second paragraph of each subheading to reflect that the investor paid a discount market price. See pages 1-20 to 1-23 for revisions.

Item 15—Recent Sales of Unregistered Securities 1-22:

11. We note your response to comment 15 from our letter dated June 21, 2010. We note that in 2009 you sold 800,000 shares to an individual investor and in 2010 you have 100,000 shares to Auctus as payment for the origination fee for the DEFA. Please provide all of the disclosures required under Item 701 of Regulation S-K. For example, please provide the date of the sale, the name of the person to whom the securities were sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Finally, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

We have revised our disclosure to include all issuances of shares in 2009 including the issuance of 100,000 shares to Auctus as part of their origination fee. All shares were issued under our S-8 stock. Please see pages 1-30 and 1-31 for this disclosure.

Management’s Discussion and Analysis or Plan of Distribution, page 1-20

12. We note your response to comment 2 from our letter dated June 21, 2010. We note that you removed from you Management’s Discussion and Analysis or Plan of Operations section disclosure regarding your Results of Operation and Liquidity and Capital Resources for the past two fiscal years. Please revise this section to include the disclosure regarding your Results of Operation and Liquidity and Capital Resources for the past two fiscal years and for an interim period ending within 135 days of the effective date. Please refer to Item 303 of Regulation S-K.

We have revised our disclosure to include the Results of Operation and Liquidity and Capital Resources for the past two fiscal years and for the interim period ending June 30, 2010 (interim period). See pages 1-34 through 1-38 for revisions.

Legal Proceedings, page 1-26

13. We note your response to comment 18 from our letter dated June 21, 2010. Please revise your filing to provide the information regarding your legal counsel under a separate section title “Legal Representation” section and move this section to page 1-23.

We moved our legal representation as requested to the suggested section. See page 1-33 under item 11.

Security Ownership of Certain Beneficial Owners & Management…page 1-28

14. Please update your table as of the most recent practicable date of June 30, 2010. We note that during the period ended March 31, 2010 you issued your Chief Executive Officer 5,000,000 shares of stock bonus and that the amount of shares you have outstanding increased. Please confirm that the amount identified as owned by Mr. Carnahan includes the 5,000,000 or revise your table accordingly.

We have the correct amount in the table. Please see page 1-43 for revisions

Signatures, page 3-5.

15. We note your response to comment 17 from our letter dated June 21, 2010. However, your Form S-1 is still not signed as provided in the Form S-1. In this regard, in addition to your principal executive, financial and accounting officers signing the Form S-1 in their individual capacities, at least a majority of the board of directors or persons performing similar functions must sign the registration statement below the relevant language in the Form S-1 indicating that such persons are signing in the capacity as director. Please amend your Form S-1 to include the signatures of a majority of board of directors. If Mr. Carnahan is the sole director, then please indicate that he is also signing in his individual capacity as Cyios’ director.

We have updated the signatures to include the appropriate titles. Please see page 3-7.

Exhibit 23.2

16. Please note that before your registration statement can be declared effective you auditors’ consent will need to be dated as of a date that is within the 30 days prior to date you will seek effectiveness of your registration statement. In this regard, we note that the consent of Baum & Company, PA is dated as of June 3, 2010, which is more than thirty days old. Please confirm your understanding in this regard. Please also have Baum & Company, PA revise their consent to reflect that they consent to the use of their report in the registration statement, and that they consent to the reference to their firm under the caption “Auditors”.

We are requesting a waiver for Mr. Baum consent.